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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


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                                Mycom Group, Inc.
                                (Name of Issuer)

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                                  Common Stock
                         (Title of Class of Securities)

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                                   62845X 10 6
                                 (CUSIP Number)

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                                 T. Clay Lehmann
                           602 Main Street, Suite 1200
                             Cincinnati, Ohio 45202
                                  513-352-5560

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

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                                 April 17, 2001
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Secs.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


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CUSIP No.
 ...................................................................62845X 10 6

               1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                  JOAN CARROLL,G.ALLAN MASSEY, GEORGE W. YOUNG, and PATRICIA A. MASSEY

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               2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  (X)
                  (b)

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               3. SEC Use Only

                  .......................................................................................

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               4. Source of Funds...... OO

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               5. N/A

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               6. All reporting persons are citizens of the United States

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Number of           7. Sole Voting Power......Carroll - 2,530,400, G.A. Massey - 1,904,000, Young - 2,765,600,
Shares                 P. Massey - 2,320,000
Beneficially
Owned by            ------------------------------------------------------------------------------------------
Each
Reporting           8. Shared Voting Power
Person With
                       ....................................................................................None

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                    9. Sole Dispositive Power..... ......Carroll - 2,530,400, G.A. Massey - 1,904,000,
                       Young - 2,765,600, P. Massey - 2,320,000

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                   10. Shared Dispositive Power ...........................................................None

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
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              11. Aggregate Amount Beneficially Owned by Each Reporting Person ...............Carroll -
                  2,530,400, G.A. Massey - 1,904,000, Young - 2,765,600, P. Massey - 2,320,000

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              12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares.............NO

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              13. Percent of Class Represented by Amount in Row (11)......Carroll - 3.6%, G.A. Massey
                  2.7%, Young - 4.0%, P. Massey - 3.3%

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              14. Type of Reporting Person:  IN      All members of this group are individuals


       INSTRUCTIONS FOR COVER PAGE

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               Security and Issuer

ITEM 1.        This Statement on Schedule 13D relates to Common Stock of
               Mycom Group, Inc. ("Mycom"), a Nevada corporation , with its principal executive offices at 602 Main Street, Cincinnati, Ohio 45202.
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State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.
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ITEM 2.        Identity and Background

               This Statement is being filed by: JOAN CARROLL,G.ALLAN MASSEY, GEORGE W. YOUNG, and PATRICIA A. MASSEY.
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               (a)   N/A
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               (b)   N/A
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               (c)   N/A
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               (d)   During the last five years, none of the reporting persons
                     has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
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               (e)   During the last five years, none of the reporting persons
                     was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or
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                     finding any violation with respect to such laws.
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               (f)   All reporting persons are United States citizens.
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               Source and Amount of Funds or Other Consideration

               Messers Carroll, Massey, Young & Massey each sold shares of Mycom totaling 27,000,000 in aggregate for $.04 per share totaling $1,088,670 to Broughton Acquisition, LLC for $150,000 plus a
ITEM 3. notes representing the balance of the purchase price. Shares sold by individual were ad follows: Carroll - 7,290,000, G.A. Massey - 5,400,000, G.W. Young - 7,560,000, and P. Massey - 6,750,000.
               Further information regarding such stock purchase is contained in Exhibit A of Schedule 13D filed with the Commission on April 27, 2001 and incorporated by reference herein.
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               Purpose of Transaction

               The primary purpose of the transaction was to merge the operations and businesses of Mycom and Bobbitt & Bransom (d.b.a.
ITEM 4. Broughton International). See Exhibits A & B of Schedule 13D filed with the Commission on April 27, 2001 and incorporated by reference herein for further information regarding Item 4.
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State the purpose or purposes of the acquisition of securities of the issuer.
Describe any plans or proposals which the reporting persons may have which relate to or would result in:
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               (a)   The acquisition by any person of additional securities of
                     the issuer, or the disposition of securities of the issuer; NONE by any holder of 5% or more.
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               (b)   An extraordinary corporate transaction, such as a merger,
                     reorganization or liquidation, involving the issuer or any of its subsidiaries; NONE
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               (c)   A sale or transfer of a material amount of assets of the
                     issuer or any of its subsidiaries;

                     NONE
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               (d)   Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; SEE, SECTION 3.9 OF EXHIBIT B of
                     Schedule 13D filed with the Commission on April 27, 2001 and incorporated by reference herein for further information regarding changes in directors.
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               (e)   Any material change in the present capitalization or
                     dividend policy of the issuer; NONE
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               (f)   Any other material change in the issuer's business or
                     corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; NONE
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               (g)   Changes in the issuer's charter, bylaws or instruments
                     corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; NONE
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               (h)   Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; NONE
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               (i)   A class of equity securities of the issuer becoming
                     eligible for termination of registration pursuant to
                     Section 12(g)(4) of the Act; or ......NONE
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               (j)   Any action similar to any of those enumerated above.  NONE
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ITEM 5.        Interest in Securities of the Issuer

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               (a)   Joan Carroll - 2,530,400 shares and 3.6%
                     G.A. Massey - 1,904,000 shares and 2.7%
                     George W. Young - 2,765,600 shares and 4.0%
                     P. Massey - 2,320,000 shares and 3.3%
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               (b)   Joan Carroll - 2,530,400 shares
                     G.A. Massey - 1,904,000 shares
                     George W. Young - 2,765,600 shares
                     P. Massey - 2,320,000 shares
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               (c)   See Items 3 &4.
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               (d)   N/A
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               (e)   Each of the reporting persons ceased to be the beneficial
                     owner of more than five percent of the Issuer's common stock on April 17, 2001.

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ITEM 6.        Contracts, Arrangements, Understandings or Relationships with
               Respect to Securities of the Issuer.....NONE by any holder of 5%
               or more of the Issuer's common stock.

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               Material to Be Filed as Exhibits:

               Exhibit A - STOCK PURCHASE AGREEMENT as filed with the Commission on April 27, 2001 as part of Schedule 13D for Messers. Bransom,
ITEM 7.        Bobbitt and Broughton Acquision, LLC

               Exhibit B - AGREEMENT AND PLAN OF REORGANIZATION as filed with the Commission on April 27, 2001 as part of Schedule 13D for Messers. Bransom, Bobbitt and Broughton Acquision, LLC

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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Date                           Date                        Date                         Date
May 3, 2001                 May 3, 2001                  May 3, 2001                   May 3, 2001

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Signature                    Signature                    Signature                  Signature
/s/ Joan Carroll          /s/ G.A. Massey            /s/ George W. Young          /s/ P. Massey

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Name/Title                   Name/ Title                  Name/Title                Name/Title
Joan Carroll                G.A. Massey                 George W. Young              P. Massey


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

http://www.sec.gov/divisions/corpfin/forms/13d.htm
Last update: 02/22/2000